Form 10-K, Exhibit 13
period 2004-12-31
LIFE TIME FITNESS INC
filed 2005-03-10
CIK 1076195

EXHIBIT 13

2004 Annual Report

Life Time Fitness operates distinctive, large, four-in-one health and fitness destination centers that offer sports and athletics, professional fitness, family recreation, and resort and spa services 24 hours a day, seven days a week. Programming, products and services uniquely combine exercise, education and nutrition – the foundation upon which we help our members achieve their health and fitness goals. In 2004, Life Time Fitness grew to nearly 300,000 memberships at 39 centers across eight states. Founded in 1992, the company is headquartered in Eden Prairie, Minnesota, and employed approx- imately 8,400 team members at the end of 2004.

PERFORMANCE HIGHLIGHTS

Dear Shareholders,

From the beginning, Life Time Fitness was designed with a distinct vision — to develop a company that consistently delivers on customers’ health and fitness needs and desires. Given this, every detail always has been considered from the member point of view.

We believe in and have executed on the premise that we must deliver to our members what we have promised and do so in a manner that exceeds their expectations. This has been an integral part of our success to date and it will remain our focus for the future.

To execute our vision, we have adopted the following strategies:

1.	Give members the experience and value they desire. Our unique format – built on the member point of view and designed to help them achieve a healthy and active way of life – provides us with strong competitive differentiation and loyalty.

2.	Offer four-in-one centers that appeal to a broad market. By delivering more than traditional gyms and clubs, along with a great value proposition, we appeal to a greater number of people.

3.	Follow a disciplined business model. Our standardized business model and consistent processes enable us to operate very cost effectively and grow efficiently.

Over the past 12 years, we’ve proven that our vision is attainable. And, we knew if we could do those three things well, financial performance would follow.

Our commitment to shareholders resonates the same message – deliver on our promise. We have upheld this promise since the inception of the company as a private enterprise and now, as a publicly held company, we are even more diligent in delivering upon this commitment.

Last year, our work produced solid financial performance. Revenue grew 21 percent to $312 million from $257 million in 2003. Net income increased 40 percent to $28.9 million, or $0.87 per diluted share. This compares to 2003 net income of $20.6 million, or $0.72 per diluted share.

Looking ahead, we’re confident that we can continue to achieve strong results by following the key principles of our vision. Our distinct philosophy has attracted a seasoned senior management team and like-minded team members, each of whom I personally thank for embodying the spirit and performance-based culture of Life Time Fitness. Together, we’ve built a solid member-service culture and infrastructure that is well equipped to support our growth plans for the foreseeable future.

With this foundation in place, our company is well positioned to deliver continued growth and shareholder value, proving that Life Time Fitness truly is designed to lead for the long term.

Bahram Akradi
Chairman, President and Chief Executive Officer

Life Time Fitness was built and continues to evolve based on what members desire in the ultimate health and fitness center. By delivering the comprehensive services and amenities members want at a compelling value, we drive satisfaction levels, membership retention and growth. We work hard to earn our members’ business each and every month — and it shows in our company performance.

Make it easy and enjoyable for members
to be healthy — in mind, body and spirit

With Baby Boomers aging, obesity and chronic disease rising at alarming rates, and health care costs escalating, many Americans have established — or renewed — their commitment to health and fitness. Members want to be more active, eat healthier and feel better. But healthy activities have to be convenient and enjoyable. Among the top reasons people cite for not exercising are lack of time and boredom.

Life Time Fitness makes it easier for members to live an active and healthy way of life. Our centers have evolved into four-in-one destinations with sports and athletics, professional fitness, family recreation, and resort and spa services. There’s something for each member of the family and enough variety to keep exercise fun and energizing.

“Life Time Fitness is more than a place to go for exercise. It is a community that offers a positive focus toward life and delivers a range of healthy activities for my entire family. Instead of saying we’re going to the gym, we always say we’re going to Life Time Fitness. It’s about being healthy. What better thing to teach our children?”

Britt Booher, Life Time Fitness Member; Gilbert, Arizona

Our unique offerings extend beyond exercise to include holistic education, nutrition, relaxation and motivational services, products and programming. For example, members can read in-depth articles on achieving a healthy lifestyle in our Experience Life magazine, or attend free seminars to learn even more. At most centers, they can improve their diet with nutritional food and supplements at our LifeCafe or consult with a registered dietitian. They can be pampered at our on-site LifeSpa. And they can train for and participate in athletic events, such as our world-class Life Time Fitness Triathlon — another motivational opportunity to set and achieve their fitness goals. These abundant offerings combine to make Life Time Fitness a unique value.

Our centers also are extremely convenient. The majority are open 24 hours a day, seven days a week. Memberships offer a wide range of services, programs and conveniences for all ages and fitness levels — so exercise and recreation time don’t have to take away from family time, but in fact, contribute to it. In addition, there are no long-term contracts and membership is month-to-month with an initial 30-day money-back guarantee.

Provide a pleasant environment
where members want to be

Members told us the look and feel of the center was an important part of their fitness experience. They want their club to be friendly, inviting, functional and innovative. That’s why Life Time Fitness centers look and feel more like resorts than workout gyms. Most feature stunning architecture with grand open spaces, limestone floors, natural wood lockers and granite countertops. The result? Members don’t feel like they have to be here; they want to be here — and that means they return again and again, and recommend Life Time Fitness to friends and family.

Continually seek the member point of view

Members continue to influence Life Time Fitness offerings through surveys, focus groups and suggestion boxes. We regularly test new ideas. If they prove valuable, we roll them out nationally using our systematic training and implementation processes.

By providing such a comprehensive array of services, programs, products and innovative workout and recreation spaces, we appeal to a much broader market than traditional gyms or clubs. This allows us to achieve strong market penetration quickly. Our centers also foster an emotional connection that promotes loyalty and generates extensive, no-cost, word-of-mouth marketing.

The Life Time Fitness experience begins the minute people walk through the door. Our centers welcome and embrace them with luxurious surroundings and provide a rich set of health and fitness programs and services. For example, with a Fitness Membership at our typical current model center, members have access to hundreds of state-of-the-art cardiovascular and resistance machines, large indoor and outdoor aquatics centers with waterslides, climbing walls, free towels and lockers, free group fitness classes, free childcare in our large, interactive child center, free seminars, spa and massage services, a cafe with nutritious food and much more. All of this is available under one roof and at a price that rivals that of a traditional gym.

TYPICAL CURRENT MODEL CENTER:*

Land	10+ acres

Building Size	105,000+ square feet

Team Members	270

Target Membership	11,500

Average Investment	$22.5 million

*17 of the 39 Life Time Fitness centers are current model centers and 13 are other large format centers.

The Life Time Fitness business model is built upon discipline — both in providing a consistently positive member experience and in managing the business behind the scenes.

Optimized site selection criteria

Each prospective site is analyzed against a set of physical, demographic, psychographic and competitive criteria chosen to optimize return on investment. With this process, we are able to efficiently operate one or multiple centers in a market.

Detailed business plan and measured performance

A formal, detailed business plan is prepared for each new center and is approved by operating divisions and a committee of our board of directors. Once a center opens, performance is rigorously measured against this plan.

Dedicated subsidiary for standardized design and construction

Life Time Fitness has a wholly owned subsidiary dedicated to designing and building our centers. This in-house capability gives us substantial control over the cost and timing of the construction process. Internal personnel oversee the bidding and cost management of subcontractors. And they leverage purchasing volume to receive favorable pricing.

Proven marketing and sales process

Our experienced, in-house marketing agency brings full-service capabilities to every new market and center opening. Each well-defined stage of marketing uses a proven, systematic series of communications, in concert with trained sales staff at each center, to optimize lead generation, drive new memberships, and promote in-center activities, services and products.

Centralized service functions to reduce cost

Our internal service groups are centralized to reduce overhead, maximize support, and maintain greater cost and quality control. They include functions such as Member Relations, Information Technology, Procurement, Human Resources and Accounting. As a result, our general and administrative expenses have decreased as a percentage of revenue every year for the past three years.

Strong staffing emphasis to support vision

The health club industry employs a large percentage of part-time workers, who, by nature, are a transient group. Given the likelihood of staff turnover, most companies invest little in this group. At Life Time Fitness, however, we recognize that our team members are critical to the member experience. We not only apply stringent hiring standards, but also provide comprehensive training for all team members through our Life Time University. The team member curriculum includes extensive exploration of our vision and member-focused approach. Team member commitment to the vision is evident by the intense competition around our annual Artistry Award, given to the center and team members that provide the best experience for members.

The result: A strong competitive advantage

Our distinct business model gives us an advantage over our competitors. The 12 years of in-house expertise we have amassed in real estate, development, design, construction and operations is difficult to replicate. In addition, our centers require a substantial investment. Unlike many gyms or clubs that lease facilities, we build and own the majority of our centers, therefore insulating the company from continued increases in underlying lease costs.

By applying and building on our three key principles: Give members the experience and value they desire; Offer four–in–one centers that appeal to a broad market; and Follow a disciplined business model — Life Time Fitness has established a strong foundation for continued growth. Our strategies for achieving that growth are:

New center growth: Open six new current-model
centers in 2005, and seven in 2006.

Membership ramp: Grow membership in existing
and new centers to reach our targeted goals.

In-center revenue growth: Increase the quantity and usage of convenient in-center products and services, such as personal training, LifeSpa and LifeCafe services, and member activities like swimming lessons and summer camps.

The many advantages enjoyed by Life Time Fitness are bolstered by several key trends, including rising health care costs and increased awareness of fitness benefits,

both of which are driving an increase in health club memberships. The U.S. membership-to-population ratio doubled over the past decade, according to the International Health, Racquet and Sportsclub Association. That ratio is expected to keep rising, driven largely by aging Baby Boomers and an increase in memberships being subsidized by insurance companies and corporations, in support of a healthier, more active population.

With our strong foundation in place and market dynamics in our favor, Life Time Fitness is well positioned to lead and succeed for the foreseeable future.

Corporate Leadership

Board of Directors

Chairman of the Board
Bahram Akradi
Life Time Fitness
Director since 1992

Timothy C. DeVries
Managing General Partner
Norwest Equity Partners
Director since 2002

James F. Halpin
Retired Chairman and CEO
CompUSA
Director since 2005

Guy C. Jackson
Retired Partner
Ernst & Young LLP
Director since 2004

David A. Landau
Managing Director
Apax Partners, Inc.
Director since 2000

Stephen R. Sefton
Founder
Equity Research, Inc.
Director since 1996

Management

Bahram Akradi
Chairman, President and CEO

Michael J. Gerend
Executive Vice President and COO

Michael R. Robinson
Executive Vice President and CFO

Stephen F. Rowland, Jr.
President
FCA Construction Holdings, LLC
(Wholly Owned Construction Subsidiary)

Eric J. Buss
Senior Vice President of
Corporate Development,
General Counsel and Secretary

Mark L. Zaebst
Senior Vice President of
Real Estate and Development

Investor Information

Stock Exchange Listing
New York Stock Exchange: LTM

Annual Meeting
The annual meeting of Life Time Fitness shareholders will be Thursday, May 5, 2005, beginning at 9:00 a.m. at Sofitel Minneapolis, 5601 West 78th Street, Bloomington, Minnesota 55439. The Notice of Annual Meeting and Proxy Statement are delivered to shareholders with the annual report.

Life Time Fitness Investor Information
Copies of the annual report, 10-K, 10-Q, proxy and quarterly earnings are available on the Life Time Fitness Web site at investor.lifetimefitness.com or by calling 952-229-7427.

Life Time Fitness Corporate Information
Available at lifetimefitness.com or by calling 952-947-0000.

Shareholder Account Inquiries
Wells Fargo Shareowner ServicesSM acts as transfer agent and registrar for Life Time Fitness, and maintains all shareholder records for the Company. If you have questions regarding the Life Time Fitness shares you own, stock transfers, address or name changes, lost stock certificates or duplicate mailings, please contact Wells Fargo Shareowner Services by writing or calling:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Phone: 800-468-9716
fax: 651-450-4033
wellsfargo.com/shareownerservices

Direct Registration of Life Time Fitness Shares
Life Time Fitness shareholders now can hold their shares in electronic, or book-entry, form rather than certificate form through the Direct Registration System (DRS). With DRS, Wells Fargo Shareowner Services, the Company’s transfer agent, holds the shares electronically in an account in your name. You can move shares between the Company’s records and the broker- dealer of your choice. DRS gives you full ownership of your shares without the risk of holding certificates, which are subject to loss, theft or damage. You retain full ownership of the shares and continue to receive all shareholder communications, such as annual reports and proxy voting materials. You can also receive your account balance via telephone. If your shares are held in street name through a broker-dealer and you are interested in participating in DRS, you may have your broker-dealer transfer the shares to Wells Fargo Shareowner Services electronically through DRS. For more information on this service, contact Wells Fargo Shareowner Services at 800-468-9716.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Legal Counsel
Faegre & Benson LLP

6442 City West Parkway
Eden Prairie, MN 55344
952-947-0000 phone
952-947-0077 fax
lifetimefitness.com

©2005 Life Time Fitness, Inc.
LIFE TIME FITNESS and EXPERIENCE LIFE are registered trademarks of Life Time Fitness, Inc. All Rights Reserved.
Printed in USA.